UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

OCTOBER 28, 2011

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

Interim financial report for the period 1 January 2011 to 30 September 2011

27 October 2011

Novo Nordisk increased operating profit by 12% in the first nine months of 2011

Sales growth of 11% in local currencies driven by Victoza®, NovoRapid® and Levemir®

•	Sales increased by 11% in local currencies and by 8% in Danish kroner.
	o	Sales of modern insulins increased by 11% (7% in Danish kroner).
	o	Victoza® sales of DKK 3,895 million (growth of 185% in Danish kroner).
	o	Sales of NovoSeven® increased by 7% (3% in Danish kroner).
	o	Sales in North America increased by 17% (10% in Danish kroner).
	o	Sales in International Operations increased by 16% (12% in Danish kroner).
•
Gross margin improved by 0.2 percentage point in local currencies, reflecting a favourable product mix development due to increased sales of modern insulin versus lower human insulin sales. Measured in Danish kroner, the gross margin declined by 0.4 percentage points to 80.4%.

•	Reported operating profit increased by 12% to DKK 16,293 million. In local currencies, operating profit increased by approximately 18%.
•	Net profit increased by 19% to DKK 12,408 million. Earnings per share (diluted) increased by 22% to DKK 21.66.
•	Novo Nordisk submitted the regulatory dossiers for the new generation of insulins, Degludec and DegludecPlus, to the European and US regulatory authorities in September 2011.
•
The outlook for 2011 has been updated: sales growth measured in local currencies is now expected to be 10-11% (previously 9-11%), and operating profit growth measured in local currencies is now expected to be 17-19% (previously 15-19%).

•
The preliminary outlook for 2012 indicates high single-digit sales growth and operating profit growth of close to 10%, both measured in local currencies. The outlook is associated with unusual uncertainty given the challenging financial situation in major countries around the world. The outlook for operating profit furthermore reflects costs related to the expected launch of Degludec.

Lars Rebien Sørensen, president and CEO: “We are pleased to see our key products, NovoRapid®, Levemir® and Victoza®, continue to drive strong underlying sales growth. The filing of our new-generation insulins, ultra-long-acting Degludec and DegludecPlus, in the US and Europe is a major milestone in the expansion of our leadership in diabetes care.”

Company Announcement no 67 / 2011	Page 1 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement for the first nine months of 2011

The present unaudited interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2010 of Novo Nordisk. Furthermore, the interim financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2011. These IFRSs have not had any significant impact on the Group’s interim financial report.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			9M 2010
Profit and loss	9M 2011	9M 2010	to 9M 2011

Sales	48,226	44,652	8%

Gross profit	38,759	36,057	7%
Gross margin	80.4%	80.8%

Sales and distribution costs	13,617	12,921	5%
Percent of sales	28.2%	28.9%

Research and development costs	6,876	6,867	0%
Percent of sales	14.3%	15.4%

Administrative expenses	2,322	2,215	5%
Percent of sales	4.8%	5.0%

Licence fees and other operating income	349	493	(29%	)

Operating profit	16,293	14,547	12%
Operating margin	33.8%	32.6%

Net financials	(179)	(966)	(81%	)
Profit before income tax	16,114	13,581	19%

Net profit	12,408	10,457	19%
Net profit margin	25.7%	23.4%

Other key numbers

Depreciation, amortisation and impairment losses	2,045	1,783	15%
Capital expenditure	1,821	2,167	(16%	)

Cash flow from operating activities	17,393	14,774	18%
Free cash flow	15,361	12,306	25%

Total assets	62,013	57,162	8%
Equity	35,428	34,264	3%
Equity ratio	57.1%	59.9%

Average number of shares outstanding (million) – diluted	572.9	588.1	(3%	)
Diluted earnings per share / ADR (in DKK)	21.66	17.78	22%

Full-time employees at the end of the period	32,016	29,515	8%

Company Announcement no 67 / 2011	Page 2 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development

Sales increased by 11% measured in local currencies and by 8% in Danish kroner during the first nine months of 2011 compared to the same period last year. All regions contributed to growth; North America was the main contributor with 59% share of growth measured in local currencies, followed by International Operations and Region China, contributing 21% and 9%, respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza® and the modern insulins. Sales growth in the first nine months of 2011 was reduced by approximately 2.5 percentage points due to healthcare reforms in the US, several European markets, China and Turkey.

	Sales	Growth		Growth		Share of
	9M 2011	as		in local		growth
	DKK million	reported		currencies		in local
						currencies
The diabetes care segment
Modern insulins	20,909	7%		11%		42%
– NovoRapid®	9,276	7%		10%		18%
– NovoMix®	6,068	6%		9%		10%
– Levemir®	5,565	10%		14%		14%
Human insulins	7,995	(10%	)	(8%	)	(14%	)
Protein-related products	1,740	5%		7%		2%
Victoza®	3,895	185%		196%		54%
Oral antidiabetic products	1,926	(8%	)	(3%	)	(1%	)
Diabetes care total	36,465	9%		12%		83%

The biopharmaceuticals segment
NovoSeven®	6,216	3%		7%		8%
Norditropin®	3,707	4%		5%		4%
Other products	1,838	12%		14%		5%
Biopharmaceuticals total	11,761	5%		7%		17%

Total sales	48,226	8%		11%		100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) volume data from August 2011 provided by the independent data provider IMS Health.

Diabetes care sales development
Sales of diabetes care products increased by 12% measured in local currencies and by 9% in Danish kroner to DKK 36,465 million compared to the first nine months of 2010. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 24% compared to 23% at the same point in time last year.

Modern insulins, human insulins and protein-related products
In the first nine months of 2011, sales of modern insulins, human insulins and protein-related products increased by 5% measured in local currencies and by 2% in Danish kroner to DKK 30,644 million compared to the first nine months of 2010, driven by North America, International Operations and Region China. Global insulin sales growth was negatively impacted by healthcare reforms and a decline in human insulin sales especially in Europe and North America.

Company Announcement no 67 / 2011	Page 3 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Sales of modern insulins increased by 11% in local currencies and by 7% in Danish kroner to DKK 20,909 million compared to the first nine months of 2010, reflecting steady, organic sales growth. North America, International Operations and Region China were the main contributors to the growth. Sales of modern insulins constitute more than 72% of Novo Nordisk’s sales of insulin.

Insulin market shares (volume, MAT)	Novo Nordisk's share of total insulin market		Novo Nordisk's share of modern insulin market
	Aug 2011	Aug 2010	Aug 2011	Aug 2010
Global	50%	51%	46%	46%
USA	41%	42%	37%	36%
Europe	52%	53%	50%	51%
International Operations*	59%	59%	56%	56%
Japan	60%	64%	54%	57%
China**	63%	63%	68%	70%
Source: IMS, August 2011 data. *: Data for the 11 major countries in IO, **: Data for mainland China, excluding Hong Kong and Taiwan

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 8% in local currencies and by 2% measured in Danish kroner in the first nine months of 2011. This reflects continued solid sales performance of especially NovoRapid® and Levemir® offset by a decline in human insulin sales and a negative impact of more than 4 percentage point of the US healthcare reform adopted in March 2010. Currently, around 45% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen® compared to around 42% for the same period last year.

Europe
Sales in Europe decreased by 2% in local currencies and by 1% measured in Danish kroner in the first nine months of 2011. The market growth of the insulin volume in Europe is currently low, ie below 3%, and Novo Nordisk insulin sales are negatively impacted by market share losses, especially in the UK and healthcare reforms implemented during 2010 and 2011. The penetration of the modern insulin portfolio continues and, consequently, human insulin sales are declining. Currently, around 96% of Novo Nordisk’s insulin volume in Europe is being sold in devices. In October 2011 a new disposable prefilled insulin pen, FlexTouch®, was launched in the UK with Novo Nordisk’s rapid-acting insulin analogue NovoRapid®.

International Operations
Sales in International Operations increased by 12% in local currencies and by 7% in Danish kroner in the first nine months of 2011. The growth is primarily driven by modern insulins with all three insulin analogues growing solidly. Currently, around 57% of Novo Nordisk’s insulin volume in International Operations’ non-tender markets is being sold in devices.

Region China
Sales in Region China increased by 13% in local currencies and by 11% in Danish kroner in the first nine months of 2011. The main contributor to growth was sales of modern insulin with the entire portfolio growing strongly while sales of human insulin continue to add to overall growth in the region. The sales growth in the third quarter of 2011 has been negatively impacted by Chinese healthcare reforms. Currently, around 96% of Novo Nordisk’s insulin volume in China is being sold in devices.

Company Announcement no 67 / 2011	Page 4 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Japan & Korea
Sales in Japan & Korea decreased by 3% in local currencies and were unchanged measured in Danish kroner in the first nine months of 2011. The sales development reflects sales growth for modern insulins being offset by a decline in human insulin sales. Further, continued low market growth is impacting overall growth. The device penetration in Japan remains high with approximately 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 3,895 million during the first nine months of 2011 reflecting solid market performance in both the US and Europe. Victoza® has now reached a global value market share of 54% in the GLP-1 segment primarily driven by a value market share of 47% in the US and 64% in Europe.

The launch of Victoza® has accelerated the growth of the overall GLP-1 market value: the MAT value of the global GLP-1 market has grown 59% during the last 12 months, compared to 22% growth during the preceding 12 months. The global roll-out of Victoza® continues and Victoza® is launched in 40 countries, now including China.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In the first nine months of 2011, sales of oral antidiabetic products declined by 3% measured in local currencies and by 8% in Danish kroner to DKK 1,926 million compared to the first nine months of 2010. The sales development reflects lower sales in Europe due to generic competition in several European markets, partly offset by continued sales growth in China.

Biopharmaceuticals sales development
In the first nine months of 2011, sales of biopharmaceutical products increased by 7% measured in local currencies and by 5% measured in Danish kroner to DKK 11,761 million compared to the first nine months of 2010 with all regions contributing to the growth.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 7% in local currencies and by 3% in Danish kroner to DKK 6,216 million compared to the first nine months of 2010. All regions contributed to the sales growth for NovoSeven®; International Operations was the primary contributor to growth followed by Europe and North America.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 5% measured in local currencies and by 4% measured in Danish kroner to DKK 3,707 million compared to the first nine months of 2010. The sales growth was driven by International Operations, Japan & Korea and North America partly offset by a decline in Europe. Novo Nordisk is the second-largest company in the global growth hormone market with a 23% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 14% measured in local currencies and by 12% in Danish kroner to DKK 1,838 million compared to the first nine months of 2010. This development primarily reflects continued sales progress for Vagifem® 10 mcg, supported by GlucaGen® sales in the US and Japan.

Company Announcement no 67 / 2011	Page 5 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Development in costs
The cost of goods sold grew 10% to DKK 9,467 million in the first nine months of 2011. The gross margin measured in local currencies increased 0.2 percentage point in the first nine months of 2011. This primarily reflects a product mix impact due to the upgrade from human insulins to modern insulins. Reported gross margin was 80.4% compared to 80.8% for the same period last year due to a negative currency impact of 0.6 percentage point.

In the first nine months of 2011, total non-production-related costs increased by 6% in local currencies and by 4% in Danish kroner to DKK 22,815 million compared to the first nine months of 2010.

Sales and distribution costs increased by 5% to DKK 13,617 million primarily as a result of increased sales promotion in the US and China as well as sales force expansion in the US in the fourth quarter of 2010 and costs related to the 'Manufacturer's fee part of the US healthcare reform.

Research and development costs of DKK 6,876 million remained at a level similar to the same period last year. This primarily reflects expanding research activities and initiation of pivotal trials, offset by the completion of the phase 3a programme for Degludec and DegludecPlus.

Licence fees and other operating income constituted DKK 349 million in the first nine months of 2011 compared to DKK 493 million in the first nine months of 2010. This development is primarily due to a non-recurring income related to a patent settlement during the first quarter of 2010.

Net financials
Net financials showed a net expense of DKK 179 million in the first nine months of 2011 compared to a net expense of DKK 966 million in the first nine months of 2010.

For the first nine months of 2011, the foreign exchange result was an expense of DKK 109 million compared to an expense of DKK 805 million in the first nine months of 2010. The foreign exchange loss in the first nine months of 2011 reflects losses on commercial balances in non-hedged currencies partly offset by net gains on foreign exchange hedging contracts primarily related to the US dollar.

As of 30 September 2011, foreign exchange hedging losses of around DKK 550 million have been deferred for future loss recognition in the income statements in 2011 and 2012.

In the first nine months of 2010, the result from associated companies was included in net financials with an income of DKK 39 million. After the divestment of shares in ZymoGenetics Inc. and transfer of Innate Pharma S.A. to Other non-current financial assets’ in the fourth quarter of 2010, the result from investments in associated companies has declined to DKK 0.

Key developments in the third quarter of 2011
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Sales in the third quarter of 2011 increased by 11% in local currencies and by 6% in Danish kroner to DKK 16,532 million compared to the same period in 2010. The growth is primarily driven by Victoza® and modern insulins partly offset by a decline in human insulin sales. Sales growth in the third quarter of 2011 was primarily driven by North America and International

Company Announcement no 67 / 2011	Page 6 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Operations. The sales growth in China was low due to the implementation of healthcare reforms, including Essential Drug List bidding in some provinces and price reductions on human insulin and NovoNorm®. The price reductions were enacted on 1 September 2011, following a national drug price review, and have led to inventory reductions in the distribution pipeline.

The reported gross margin was negatively impacted by currency effects whereas the gross margin measured in local currencies was realised at the same level in the third quarter of 2011 compared to the same period last year.

Sales and distribution costs increased by 3% for the third quarter of 2011 compared to the same period last year, primarily driven by an expanded diabetes care field force in the US.

Research and development costs decreased by 2% in the third quarter of 2011 compared to the same period last year due to the completion of Degludec and DegludecPlus phase 3a trials.

Reported operating profit increased by 9% in the third quarter of 2011 compared to the same period last year, and by 20% in local currencies. This primarily reflects the steady operating performance offset by a negative currency impact.

Outlook
The current expectations for 2011 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 27 October 2011	Previous expectations 4 August 2011

Sales growth – in local currencies – as reported	10-11% Around 2.5 percentage points lower	9-11% Around 3 percentage points lower

Operating profit growth – in local currencies – as reported	17-19% Around 5 percentage points lower	15-19% Around 5.5 percentage points lower

Net financials	Loss of around DKK 250 million	Income of around DKK 150 million

Effective tax rate	Around 23%	Around 23%

Capital expenditure	Around DKK 3 billion	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 2.7 billion	Around DKK 2.7 billion

Free cash flow	Around DKK 17.5 billion	More than DKK 16 billion

Novo Nordisk now expects sales growth in 2011 of 10-11% measured in local currencies. This is based on expectations for continued market penetration of Novo Nordisk's key products, as well as expectations for continued intense competition, generic competition to oral antidiabetic products, and negative impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 2.5 percentage points lower than growth measured in local currencies.

For 2011, growth in operating profit is now expected to be 17-19% measured in local currencies. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be around 5 percentage points lower than growth measured in local currencies.

Company Announcement no 67 / 2011	Page 7 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

For 2011, Novo Nordisk now expects a net financial loss of around DKK 250 million. The current expectation reflects losses on commercial balances in non-hedged currencies as well as losses on foreign exchange hedging contracts due to the lower average level of exchange rates prevailing in the second half of 2009 and in 2010, ie the point in time when the forward contracts maturing in 2011 were established.

The effective tax rate for 2011 is still expected to be around 23%.

Capital expenditure is now expected to be around DKK 3 billion in 2011, primarily related to investments in the new insulin formulation and filling plant in China and a new prefilled device production facility in Denmark. Expectations for depreciation, amortisation and impairment losses are still around DKK 2.7 billion and free cash flow is now expected to be around DKK 17.5 billion.

With regard to the financial outlook for 2012, Novo Nordisk expects to provide detailed guidance on expectations in connection with the release of full-year financial results for 2011 on 2 February 2012. In light of the current challenging economic environment in major countries around the world, providing a financial forecast for 2012 is currently associated with unusual uncertainty. However, at present the preliminary plans for 2012 indicate high single- digit sales growth in percent and close to 10% growth in operating profit, both measured in local currencies. The outlook reflects expectations for continued solid penetration of the portfolio of modern insulins, continued global roll-out of Victoza® and progress for key products within biopharmaceuticals. Furthermore, the outlook reflects significant costs related to the expected launch of the ultra-long-acting insulin Degludec, an impact from healthcare reforms, generic competition for oral antidiabetic products and intensifying competition within both diabetes care and biopharmaceuticals. Due to an expected positive currency impact following the appreciation of Novo Nordisk's main invoicing currencies during 2011, the reported sales growth for 2012 is expected to be around 0.5 percentage points higher than the growth measured in local currencies, and the reported operating profit growth is expected to be around 1.5 percentage points higher than the growth measured in local currencies. The accounting effect of net foreign exchange hedging losses, deferred for loss recognition in 2012 when the hedged operating cash flows will be realised, is currently expected to be DKK 200 million.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2011 and in 2012 and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remaining part of 2011 and in 2012. Please refer to appendix 7 for key currency assumptions.

Company Announcement no 67 / 2011	Page 8 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk's operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 700 million	12
JPY	DKK 155 million	13
CNY	DKK 120 million	12*
GBP	DKK 85 million	11
* USD used as proxy when hedging Novo Nordisk's CNY currency exposure

The financial impact from foreign exchange hedging is included in 'Net financials'.

Research and development update

Diabetes care: Insulin and GLP-1
EASD meeting 12-16 September 2011 in Lisbon, Portugal
At the annual EASD (European Association for the Study of Diabetes) meeting, Novo Nordisk presented the results from its broad diabetes research and development activities, including 55 posters, and five oral presentations. Key presentations included detailed results of two 52-week basal-bolus studies comparing the ultra-long-acting basal insulin Degludec with insulin glargine in people with type 1 and type 2 diabetes. The studies showed that Degludec lowers blood glucose levels and significantly reduces the rate of overall hypoglycaemia in type 2 patients and nocturnal hypoglycaemia in patients with type 1 or type 2 diabetes. In addition, results were presented from a trial in type 2 diabetes that showed that ultra-long-acting Degludec can be administered using flexible timing of dosing, with intervals of 8, 24 or 40 hours, without compromising the safety and efficacy profile when compared to insulin glargine dosed every 24 hours.

Degludec and DegludecPlus submitted in Europe and the US for marketing authorisation
As earlier announced, Novo Nordisk submitted the regulatory dossiers for Degludec and DegludecPlus to the regulatory authorities in the EU and US on September 26 and 29, respectively. The filings are based on results from the BEGIN™ and BOOST™ clinical trial programmes, which involved nearly 10,000 type 1 and type 2 diabetes patients. Since then Novo Nordisk has also submitted the Degludec regulatory dossier to the regulatory authorities in Canada and Switzerland.

Levemir® approved as add-on therapy to Victoza® in Europe
On 24 October 2011 the European Commission approved the usage of Novo Nordisk's basal insulin analogue, Levemir®, as add-on therapy to the once-daily GLP-1 analogue, Victoza®, in patients with type 2 diabetes. The approval is based on data from a randomised, open-label, 52-week clinical trial in 988 patients, conducted to evaluate the safety and efficacy of adding once-daily Levemir® to treatment with Victoza® 1.8 mg plus metformin.

Levemir® approved as basal insulin for children aged two to five years in Europe
On 24 October 2011 the European Commission approved the usage of Novo Nordisk's basal insulin analogue, Levemir®, for children aged two to five years. No other basal insulin is currently indicated for this patient population.

Company Announcement no 67 / 2011	Page 9 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Biopharmaceuticals: Haemostasis
Longer-acting recombinant factor VIIa derivative, NN7128/NN7129, discontinued
Following further analysis of the phase 2 results for the longer-acting recombinant factor VIIa derivative, N7-GP, Novo Nordisk has decided to discontinue development of this compound for prophylactic treatment in haemophilia patients with inhibitors. Although the trial showed that the compound significantly reduced overall bleeding rates, with a solid safety profile, no clear dose-response relationship could be established.

N8-GP, NN7088, to be investigated in a global phase 3 programme
Following the positive phase 1 results and interactions with regulatory authorities for the longer acting recombinant factor VIII molecule, N8-GP, Novo Nordisk has decided to progress the development towards phase 3 trials which are expected to be initiated in the first half of 2012.

Sustainability update
The total number of employees (full-time equivalent) was 32,016 as of 30 September 2011 compared to 29,515 at the same time last year. New hiring was led by expansions in China, the US and countries in the International Operations region.

On 19-20 September, the United Nations held a high-level meeting on the prevention and control of non-communicable diseases (NCDs) like diabetes, cardiovascular diseases and cancers. In the declaration from the meeting, the General Assembly acknowledges that the global burden and threat of NCD's constitutes one of the 21st century's major challenges for social and economic development. Furthermore, it calls on governments, industry and civil society in collaboration to deliver sustainable, effective responses. Novo Nordisk welcomes the declaration, which underlines the importance of the company's continued efforts to improve diabetes care all over the world.

In conjunction with the UN meeting the World Health Organisation (WHO) called upon the pharmaceutical industry to make insulin available and affordable in poor and low-income countries. Novo Nordisk reaffirmed that low-priced human insulin will remain in the company's portfolio in such countries.

Equity
Total equity was DKK 35,428 million at the end of the first nine months of 2011, equivalent to 57.1% of total assets, compared to 59.9% at the end of the first nine months of 2010. Please refer to appendix 5 for further elaboration on changes in equity during the first nine months of 2011.

Treasury shares and 2011 share repurchase programme
On 11 August 2011, Novo Nordisk announced the purchase of 5,100,000 B-shares for an amount of DKK 2.9 billion from Novo A/S. On 11 August 2011, Novo Nordisk also announced a DKK 2.1 billion share repurchase programme as part of the overall DKK 10 billion share repurchase programme for 2011. The purpose of the programme is a reduction of the company's share capital. Under the programme announced on 11 August 2011 Novo Nordisk repurchased B shares for an amount of DKK 2.1 billion in the period from 11 August 2011 to 25 October 2011. Novo Nordisk has now repurchased 15,106,205 shares corresponding to a total value of DKK 9.0 billion during 2011.

As per 25 October 2011, Novo Nordisk A/S and its wholly-owned affiliates owned 21,724,574 treasury shares, corresponding to 3.7% of the total share capital.

Company Announcement no 67 / 2011	Page 10 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

The 2011 DKK 10 billion share repurchase programme has now been expanded by DKK 2 billion to DKK 12 billion based on the improved outlook for free cash flow generation in 2011 primarily related to a lower level of tangible investments. The DKK 3 billion remaining part of the increased share repurchase programme of DKK 12 billion will be executed in the period from November 2011 to January 2012 and will be initiated shortly.

Legal update
As of 24 October 2011, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 72 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any trials scheduled in 2011. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk's financial position.

Financial calendar

14 November 2011	30th anniversary celebration as listed company on NYSE
2 February 2012	Financial statement for 2011
6 February 2012	PDF version of the Annual Report 2011
7 February 2012	Deadline for the company's receipt of shareholder proposals for the Annual General Meeting 2012
12 February 2012	Printed version of the Annual Report 2011
21 March 2012	Annual General Meeting 2012
27 April 2012	Financial statement for the first three months of 2012
9 August 2012	Financial statement for the first six months of 2012
31 October 2012	Financial statement for the first nine months of 2012

Conference call details
On 27 October 2011 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors can listen in via a link on novonordisk.com , which can be found under 'Investors - Download centre'. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statements
Novo Nordisk's reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company's Annual Report 2010 and Form 20-F, both filed with the SEC in February 2011, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as 'believe', 'expect', 'may', 'will', 'plan', 'strategy', 'prospect', 'foresee', 'estimate', 'project', 'anticipate', 'can', 'intend', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

Company Announcement no 67 / 2011	Page 11 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

–	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk's products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
–	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
–	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
–	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings 'Outlook', 'Research and development update', 'Equity' and 'Legal update'.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, reliance on information technology, Novo Nordisk's ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in 'Risk Management' on pp 43-45 of the Annual Report 2010 available on the company's website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 67 / 2011	Page 12 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement
The Board of Directors and Executive Management have reviewed and approved the interim financial report of Novo Nordisk A/S for the first nine months of 2011. The interim financial report has not been audited or reviewed by the company's independent auditors.

The interim financial report has been prepared in accordance with IAS 34 'Interim Financial Reporting' and accounting policies set out in the Annual Report 2010 of Novo Nordisk. Furthermore, the interim financial report and Management's Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the interim financial report is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 27 October 2011

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Thomas Paul Koestler

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 67 / 2011	Page 13 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 786 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@ovonordisk.com

Further information about Novo Nordisk is available on the company's website novonordisk.com

Company Announcement no 67 / 2011	Page 14 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK
(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

								% change
	2011			2010				Q3 2011 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2010

Sales	16,532	16,001	15,693	16,124	15,584	15,394	13,674	6%
Gross profit	13,281	12,902	12,576	13,039	12,648	12,425	10,984	5%
Gross margin	80.3%	80.6%	80.1%	80.9%	81.2%	80.7%	80.3%

Sales and distribution costs	4,724	4,633	4,260	5,274	4,573	4,364	3,984	3%
Percent of sales	28.6%	29.0%	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	2,263	2,323	2,290	2,735	2,302	2,434	2,131	(2%	)
Percent of sales	13.7%	14.5%	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	788	778	756	850	759	745	711	4%
Percent of sales	4.8%	4.9%	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	104	97	148	164	110	159	224	(5%	)

Operating profit	5,610	5,265	5,418	4,344	5,124	5,041	4,382	9%
Operating margin	33.9%	32.9%	34.5%	26.9%	32.9%	32.7%	32.0%

Share of profit/(loss) in associated companies	0	0	0	1,031	(22)	(4)	65	(100%	)
Financial income	154	270	84	140	31	146	65	397%
Financial expenses	308	167	212	810	477	575	195	(35%	)

Profit before income taxes	5,456	5,368	5,290	4,705	4,656	4,608	4,317	17%

Net profit	4,201	4,134	4,073	3,946	3,585	3,548	3,324	17%

Depreciation, amortisation and impairment losses	615	825	605	684	607	595	581	1%
Capital expenditure	645	627	549	1,141	755	744	668	(15%	)
Cash flow from operating activities	7,754	4,531	5,108	4,905	6,318	4,225	4,231	23%
Free cash flow	7,066	3,792	4,503	4,707	5,453	3,444	3,409	30%
Total assets	62,013	61,528	59,001	61,402	57,162	57,048	54,155	8%
Total equity	35,428	36,966	34,768	36,965	34,264	33,635	32,916	3%
Equity ratio	57.1%	60.1%	58.9%	60.2%	59.9%	59.0%	60.8%

Full-time employees at the end of the period	32,016	31,549	30,867	30,014	29,515	29,364	29,154	8%

Basic earnings per share (in DKK)	7.45	7.26	7.13	6.87	6.21	6.07	5.66	20%
Diluted earnings per share (in DKK)	7.39	7.21	7.06	6.82	6.15	6.02	5.61	20%
Average number of shares outstanding (million)	563.5	569.1	571.6	572.7	577.6	584.0	587.6	(2%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	568.1	573.8	576.7	577.5	582.3	588.9	593.0	(2%	)

Sales by business segments:
Modern insulins (insulin analogues)	7,232	6,972	6,705	7,127	6,820	6,792	5,862	6%
Human insulins	2,698	2,642	2,655	2,992	2,963	3,099	2,773	(9%	)
Victoza®	1,547	1,250	1,098	951	700	296	370	121%
Protein-related products	574	527	639	561	567	583	503	1%
Oral antidiabetic products (OAD)	562	653	711	666	736	704	645	(24%	)
Diabetes care total	12,613	12,044	11,808	12,297	11,786	11,474	10,153	7%

NovoSeven®	2,044	2,140	2,032	1,996	1,965	2,155	1,914	4%
Norditropin®	1,275	1,180	1,252	1,242	1,233	1,245	1,083	3%
Hormone replacement therapy	501	513	492	482	517	450	443	(3%	)
Other products	99	124	109	107	83	70	81	19%
Biopharmaceuticals total	3,919	3,957	3,885	3,827	3,798	3,920	3,521	3%

Sales by geographic regions:
North America	6,804	6,165	6,035	6,286	6,114	5,988	5,221	11%
Europe	4,728	4,847	4,595	4,886	4,675	4,671	4,432	1%
International Operations	2,286	2,415	2,203	2,160	2,127	2,213	1,835	7%
China	1,175	1,151	1,376	1,181	1,214	1,083	1,030	(3%	)
Japan & Korea	1,539	1,423	1,484	1,611	1,454	1,439	1,156	6%

Segment operating profit:
Diabetes care	3,636	3,415	3,115	3,096	3,419	3,033	2,554	6%
Biopharmaceuticals	1,974	1,850	2,303	1,248	1,705	2,008	1,828	16%

Company Announcement no 67 / 2011	Page 15 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Income statement and Statement of comprehensive income

	9M	9M	Q3	Q3
DKK million	2011	2010	2011	2010

Income statement

Sales	48,226	44,652	16,532	15,584
Cost of goods sold	9,467	8,595	3,251	2,936

Gross profit	38,759	36,057	13,281	12,648

Sales and distribution costs	13,617	12,921	4,724	4,573
Research and development costs	6,876	6,867	2,263	2,302
Administrative expenses	2,322	2,215	788	759
Licence fees and other operating income (net)	349	493	104	110

Operating profit	16,293	14,547	5,610	5,124

Share of profit or loss of associated companies, net of tax	0	39	0	(22)
Financial income	508	242	154	31
Financial expenses	687	1,247	308	477

Profit before income taxes	16,114	13,581	5,456	4,656

Income taxes	3,706	3,124	1,255	1,071

NET PROFIT	12,408	10,457	4,201	3,585

Basic earnings per share (DKK)	21.84	17.94	7.45	6.21
Diluted earnings per share (DKK)	21.66	17.78	7.39	6.15

Segment Information

Segment sales:
Diabetes care	36,465	33,413	12,613	11,786
Biopharmaceuticals	11,761	11,239	3,919	3,798

Segment operating profit:
Diabetes care	10,166	9,006	3,636	3,419
Operating margin	27.9%	27.0%	28.8%	29.0%

Biopharmaceuticals	6,127	5,541	1,974	1,705
Operating margin	52.1%	49.3%	50.4%	44.9%

Total segment operating profit	16,293	14,547	5,610	5,124

Statement of comprehensive income

Net profit for the period	12,408	10,457	4,201	3,585
Other comprehensive income:
Deferred gains/(losses) on cash flow hedges arising during the period	(483)	(370)	(1,379)	1,945
Transfer of deferred gains/(losses) from previous year of cash flow hedges recognised in the Income statement as part of financial
income/(expenses)	599	(503)	103	(8)
Exchange rate adjustment of investments in subsidiaries	(343)	172	(131)	(241)
Share of other comprehensive income of associated comp., net of tax	0	27	0	19

Gains/(losses) on available-for-sale financial assets (equity investments)	11	5	8	0
Other	(8)	26	49	38
Tax on other comprehensive income, income/(expense)	(58)	237	406	(614)

Other comprehensive income for the period, net of tax	(282)	(406)	(944)	1,139

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	12,126	10,051	3,257	4,724

Company Announcement no 67 / 2011	Page 16 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet

DKK million	30 Sep 2011	31 Dec 2010

ASSETS

Intangible assets	1,462	1,458
Property, plant and equipment	20,307	20,507
Investments in associated companies	43	43
Deferred income tax assets	1,147	1,847
Other non-current financial assets	260	254

TOTAL NON-CURRENT ASSETS	23,219	24,109

Inventories	9,055	9,689
Trade receivables	9,056	8,500
Tax receivables	466	650
Other current assets	2,312	2,403
Marketable securities and financial instruments	2,992	4,034
Cash at bank and in hand	14,913	12,017

TOTAL CURRENT ASSETS	38,794	37,293

TOTAL ASSETS	62,013	61,402

EQUITY AND LIABILITIES

Share capital	580	600
Treasury shares	(21)	(28)
Retained earnings	34,855	36,097
Other reserves	14	296

TOTAL EQUITY	35,428	36,965

Non-current debt	502	504
Deferred income tax liabilities	3,062	2,865
Retirement benefit obligations	622	569
Provisions for other liabilities	2,044	2,023

Total non-current liabilities	6,230	5,961

Current debt and financial instruments	1,692	1,720
Trade payables	2,300	2,906
Tax payables	1,941	1,252
Other current liabilities	8,203	7,954
Provisions for other liabilities	6,219	4,644

Total current liabilities	20,355	18,476

TOTAL LIABILITIES	26,585	24,437

TOTAL EQUITY AND LIABILITIES	62,013	61,402

Company Announcement no 67 / 2011	Page 17 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flows

DKK million	9M 2011	9M 2010

Net profit	12,408	10,457

Adjustment for non-cash items:
Income taxes	3,706	3,124
Depreciation, amortisation and impairment losses	2,045	1,783
Interest income and interest expenses	(56)	159
Other adjustment	1,326	1,541
Income taxes paid	(2,021)	(2,021)
Interest received	211	186
Interest paid	(31)	(197)

Cash flow before change in working capital	17,588	15,032

(Increase)/decrease in trade receivables and other current assets	(465)	(1,654)
(Increase)/decrease in inventories	634	252
Increase/(decrease) in trade payables and other current liabilities	(357)	917
Exchange rate adjustment	(7)	227

Cash flow from operating activities	17,393	14,774

Purchase of intangible assets and non-current financial assets	(211)	(301)
Proceeds from sale of property, plant and equipment	8	37
Purchase of property, plant and equipment	(1,829)	(2,204)
Net change in marketable securities (maturity exceeding three months)	1,105	500
Dividend received	-	-

Cash flow from investing activities	(927)	(1,968)

Repayment of non-current debt	-	-
Purchase of treasury shares	(8,207)	(7,656)
Proceeds from sale of treasury shares	64	335
Dividends paid to the Company´s owners	(5,700)	(4,400)

Cash flow from financing activities	(13,843)	(11,721)

NET CASH FLOW	2,623	1,085

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	(27)	36

Net change in cash and cash equivalents	2,596	1,121

Cash and cash equivalents at the beginning of the period	11,960	11,034

Cash and cash equivalents at the end of the period	14,556	12,155

Additional information:
Cash and cash equivalents at the end of the period	14,556	12,155
Bonds with original term to maturity exceeding three months	2,835	513
Undrawn committed credit facilities	4,465	4,471

FINANCIAL RESOURCES AT THE END OF THE PERIOD	21,856	17,139

Cash flow from operating activities	17,393	14,774
+ Cash flow from investing activities	(927)	(1,968)
Net change in marketable securities	(1,105)	(500)

FREE CASH FLOW	15,361	12,306

Company Announcement no 67 / 2011	Page 18 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Deferred gain/ loss on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2011

Balance at the beginning of the period	600	(28)	36,097	571	(672)	397	296	36,965
Profit for the period			12,408					12,408
Other comprehensive income for the period, net of tax				(343)	116	(55)	(282)	(282)

Total comprehensive income for the period	600	(28)	48,505	228	(556)	342	14	49,091

Transactions with owners, recognised directly in equity:
Dividends			(5,700)					(5,700)
Share-based payment			180					180
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(14)	(8,193)					(8,207)
Sale of treasury shares		1	63					64

Balance at the end of the period	580	(21)	34,855	228	(556)	342	14	35,428

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Deferred gain /loss on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2010

Balance at the beginning of the period	620	(32)	34,435	271	393	47	711	35,734
Profit for the period			10,457					10,457
Other comprehensive income for the period, net of tax				172	(873)	295	(406)	(406)

Total comprehensive income for the period	620	(32)	44,892	443	(480)	342	305	45,785

Transactions with owners, recognised directly in equity:
Dividends			(4,400)					(4,400)
Share-based payment			200					200
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(16)	(7,640)					(7,656)
Sale of treasury shares		2	333					335

Balance at the end of the period	600	(26)	33,385	443	(480)	342	305	34,264

Company Announcement no 67 / 2011	Page 19 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR / supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

	2011			2010				% change Q3 2011 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2010

Sales	2,219	2,146	2,105	2,163	2,092	2,069	1,837	6%
Gross profit	1,783	1,730	1,687	1,750	1,698	1,669	1,476	5%
Gross margin	80.3%	80.6%	80.1%	80.9%	81.2%	80.7%	80.3%
Sales and distribution costs	636	620	572	707	614	587	535	3%
Percent of sales	28.6%	29.0%	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	303	312	307	367	309	327	286	(2%	)
Percent of sales	13.7%	14.5%	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	105	105	101	114	103	99	96	4%
Percent of sales	4.8%	4.9%	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	14	13	20	21	16	21	30	(5%	)

Operating profit	753	706	727	583	688	677	589	9%
Operating margin	33.9%	32.9%	34.5%	26.9%	32.9%	32.7%	32.0%
Share of profit/(loss) in associated companies	0	0	0	139	(3)	(1)	9	(100%	)
Financial income	21	36	11	17	5	19	9	397%
Financial expenses	41	23	28	109	64	76	27	(35%	)
Profit before income taxes	733	719	710	630	626	619	580	17%

Net profit	564	555	546	529	482	476	447	17%
Depreciation, amortisation and impairment losses	82	111	81	92	81	80	78	1%
Capital expenditure	86	84	74	153	101	100	90	(15%	)
Cash flow from operating activities	1,040	608	685	658	848	568	568	23%
Free cash flow	948	509	604	631	732	463	458	30%
Total assets	8,333	8,249	7,912	8,237	7,671	7,659	7,274	8%
Total equity	4,761	4,956	4,663	4,959	4,598	4,515	4,421	3%
Equity ratio	57.1%	60.1%	58.9%	60.2%	59.9%	59.0%	60.8%
Full-time employees at the end of the period	32,016	31,549	30,867	30,014	29,515	29,364	29,154	8%
Basic earnings per share (in EUR)	1.00	0.97	0.96	0.92	0.83	0.82	0.76	20%
Diluted earnings per share (in EUR)	1.00	0.96	0.95	0.91	0.83	0.81	0.75	20%
Average number of shares outstanding (million)	563.5	569.1	571.6	572.7	577.6	584.0	587.6	(2%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	568.1	573.8	576.7	577.5	582.3	588.9	593.0	(2%	)

Sales by business segments:
Modern insulins (insulin analogues)	971	935	899	955	917	913	787	6%
Human insulins	363	354	356	400	398	418	372	(9%	)
Victoza®	208	168	147	128	94	39	50	121%
Protein-related products	77	70	86	75	76	78	68	1%
Oral antidiabetic products (OAD)	75	88	95	90	98	94	87	(24%	)
Diabetes care total	1,694	1,615	1,583	1,648	1,583	1,542	1,364	7%
NovoSeven®	274	287	273	267	264	290	257	4%
Norditropin®	171	158	168	167	165	168	145	3%
Hormone replacement therapy	67	69	66	65	69	60	60	(3%	)
Other products	13	17	15	16	11	9	11	19%
Biopharmaceuticals total	525	531	522	515	509	527	473	3%

Sales by geographic regions:
North America	914	827	809	843	821	804	702	11%
Europe	634	651	616	655	628	628	595	1%
International Operations	307	323	296	290	285	297	247	7%
China	158	154	185	159	163	146	138	(3%	)
Japan & Korea	206	191	199	216	195	194	155	6%

Segment operating profit:
Diabetes care	488	458	418	415	459	408	343	6%
Biopharmaceuticals	265	248	309	168	229	269	246	16%

Company Announcement no 67 / 2011	Page 20 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions / supplementary information

DKK per 100	2010 average exchange rates	Exchange rates as of 30 September 2011	YTD 2011 average exchange rates as of 24 October 2011	Current exchange rate as of 24 October 2011

USD	562	551	532	537
JPY	6.42	7.17	6.63	7.06
CNY	83	86	82	84
GBP	869	859	856	857

Company Announcement no 67 / 2011	Page 21 of 21
Interim financial report for the period 1 January 2011 to 30 September 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: OCTOBER 28, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer